UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                               WESTWOOD ONE, INC.
   --------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
   --------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    961815107
   --------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               SUMNER M. REDSTONE
                            NATIONAL AMUSEMENTS, INC.
                                 200 ELM STREET
                           DEDHAM, MASSACHUSETTS 02026
                            TELEPHONE: (781) 461-1600

                                 WITH A COPY TO:
                             LOUIS J. BRISKMAN, ESQ.
                                 CBS CORPORATION
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 975-4321
   --------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 OCTOBER 2, 2007
   --------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 2 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CBS RADIO NETWORK INC.
          I.R.S. Identification No.  52-1859471
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 16,000,000
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             16,000,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          16,000,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 3 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CBS RADIO MEDIA CORPORATION
          I.R.S. Identification No.  13-2766282
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 16,000,000
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             16,000,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          16,000,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            [_]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          18.4%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 4 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CBS RADIO INC.
          I.R.S. Identification No. 13-4142467
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 18,000,000*
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             18,000,000*
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,000,000*
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------
* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 5 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CBS BROADCASTING INC.
          I.R.S. Identification No.  13-0590730
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 18,000,000*
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             18,000,000*
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,000,000*
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------
* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 6 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WESTINGHOUSE CBS HOLDING COMPANY, INC.
          I.R.S. Identification No.  25-1776511
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 18,000,000*
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             18,000,000*
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,000,000*
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------
* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 7 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          CBS CORPORATION
          I.R.S. Identification No. 04-2949533
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 18,000,000*
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             18,000,000*
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,000,000*
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------
* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 8 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NAIRI, INC.
          I.R.S. Identification No. 04-3446887
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 18,000,000*
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             18,000,000*
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,000,000*
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------
* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 9 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NATIONAL AMUSEMENTS, INC.
          I.R.S. Identification No.  04-2261332
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 18,000,000*
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             18,000,000*
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,000,000*
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------
* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP NO.  961815107                                         Page 10 of 36 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SUMNER M. REDSTONE
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)   [_]
          (b)   [_]
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
          OO

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
   NUMBER OF
     SHARES         ------------------------------------------------------------
  BENEFICIALLY          8    SHARED VOTING POWER
    OWNED BY                 18,000,000*
      EACH          ------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH          ------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             18,000,000*
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,000,000*
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.2%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------
* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 7 (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 15, 2000, as amended (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of Westwood One, Inc., a Delaware corporation ("Westwood" or the "Issuer") with its principal executive office located at 40 West 57th Street, New York, New York 10019. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is amended and restated in its entirety as follows:

         "This Statement is filed by CBS Radio Network Inc. ("CRNI"), CBS Radio Media Corporation ("CRMC"), CBS Radio Inc. ("CBS Radio"), CBS Broadcasting Inc. ("CBSBI"), Westinghouse CBS Holding Company, Inc. (W/CBS HCI"), CBS Corporation ("CBS"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner
M. Redstone ("Mr. Redstone") (collectively, the "Reporting Persons").

         CRNI, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CRNI's principal business is radio broadcasting. 100% of the issued and outstanding stock of CRNI is owned by CRMC.

         CRMC, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CRMC's principal business is radio broadcasting. 100% of the issued and outstanding stock of CRMC is owned by CBS Radio.

         CBS Radio, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CBS Radio's principal business is radio broadcasting. 100% of the outstanding stock of CBS Radio is owned by CBSBI.

         CBSBI, a New York corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. CBSBI's principal businesses are the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

         W/CBS HCI, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. W/CBS HCI's principal business is television broadcasting. 100% of the issued and outstanding stock of W/CBS HCI is owned by CBS.

         CBS, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019, and is a worldwide entertainment company. At February 28, 2007, approximately 76.4% of CBS's Class A Common Stock, par value $.001 per share, and approximately 5.5% of CBS's Class B Common Stock, par value $.001 per share, was owned by NAIRI.

         NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main assets include its shares of CBS Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

         NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, United Kingdom, Russia and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

         Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Executive Chairman of the Board of CBS, Chairman of the Board and Chief Executive Officer of NAI and Chairman and President of NAIRI.

         The executive officers and directors of CRNI, CRMC, CBS Radio, CBSBI, W/CBS HCI, CBS, NAIRI and NAI, as of October 5, 2007, are set forth on Schedules I through VIII attached hereto, containing the following information with respect to each such person:

            (a)   Name;

            (b)   Residence or business address; and

            (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, none of the Reporting Persons or any person named in any of Schedules I through VIII attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each person identified on Schedules I through VIII attached hereto is a citizen of the United States."

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended as follows:

         "On October 2, 2007, the Issuer entered into a Master Agreement (the "Master Agreement") with CBS Radio. The Master Agreement and the agreements attached as exhibits thereto document a proposed new business relationship between the Issuer and CBS Radio through March 2017. The documentation and the transactions described therein are subject to the approval of the Issuer's shareholders as described in more detail below and such other conditions described in the Master Agreement. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Master Agreement. Subject to the terms and conditions of the Master Agreement, as of the Closing Date and as more particularly described in the Master Agreement, the Issuer and CBS Radio will terminate and/or amend the existing agreements between the parties (such amended agreements and new agreements together with the Master Agreement, the "New Transaction Documents").

         Pursuant to the terms of the Master Agreement, each of the existing Management Agreement and Representation Agreement between the parties will terminate on the Closing Date. Thereafter, CBS Radio will cease to manage the Issuer and the Issuer will manage its business directly and separately from CBS Radio, and employ all of its own officers. Additionally, on the Closing Date, CBS Radio shall cause the two CBS Radio employees who serve on the Issuer's Board to resign as directors. At the Closing, all of the warrants to acquire shares of Issuer common stock held by CBS Radio will terminate and CBS Radio will receive registration rights for the 16,000,000 Common Shares beneficially owned by CBS Radio. CBS Radio also has agreed under the terms of the Master Agreement that, prior to December 31, 2007, it will not sell, transfer or otherwise dispose of, or enter into any short sale or other similar transactions with respect to, any Common Shares beneficially owned by CBS Radio.

         Notwithstanding the foregoing, certain provisions of the existing Management Agreement have been incorporated in the Master Agreement and such provisions will continue in substantially the same manner after the Closing Date. In particular, the provisions of the Management Agreement providing the Issuer with: (i) a right of first refusal to syndicate certain CBS Radio programming will continue through March 2017 and (ii) certain non-competition and non-solicitation rights will continue through March 31, 2010 and March 31, 2012, respectively.

         Consummation of the Master Agreement and the arrangements described above are subject to customary closing conditions, including the approval of the Issuer's shareholders, which will require the affirmative vote of shareholders owning a majority of the Common Shares and Class B stock of the Issuer, voting together (not including shares owned by CBS Radio or its affiliates), represented in person or by proxy at the Issuer's annual meeting of shareholders to be held for the purpose of approving these arrangements between the Issuer and CBS Radio. The Issuer has informed CBS Radio that it anticipates filing a preliminary proxy statement with the SEC by November 10, 2007, and intends to submit definitive proxy materials to its shareholders at an annual meeting of shareholders to be held early in the first quarter of 2008, at which time the proposed agreements will be voted on by the Issuer's shareholders.

         Further conditions to closing include the Issuer having adequate financing to conduct its business operations following the Closing and the Issuer paying all undisputed amounts owed to CBS Radio on or prior to the Closing Date. Also, on the Closing Date, the Issuer will pay CBS Radio a lump-sum payment of $5 million. If the Clearance Rate for CBS' top ten markets (as determined by Arbitron) in 2008 is less than 93.75%, the Issuer will have the right to receive $2 million from CBS Radio (or offset such amount against future payments by the Issuer to CBS Radio) after the Clearance Rate for 2008 is finally determined. As described in the Issuer's Quarterly Report on Form 10-Q for the second quarter ended June 30, 2007, the Issuer has informed CBS Radio that it is pursuing a modification or waiver of certain provisions of its existing credit facility (which is also a closing condition under the Master Agreement) and, in connection with the execution of the Master Agreement, is seeking new financing in order to satisfy the financing closing condition.

         With the exception of the Master Agreement, which was executed and became effective on October 2, 2007, the parties shall execute and deliver the New Transaction Documents on the Closing Date. The Station Agreements shall be effective on the Effective Date, which shall be: (i) the first day of the month in which the Closing Date occurs if the Closing Date falls on the first (1st) through fifteenth (15th) day of a month or (ii) on the first day of the month immediately following the Closing Date if the Closing Date falls on the sixteenth (16th) through the last day of a month. The other New Transaction Documents shall be effective on the Closing Date. The Station Agreements provide that a significant portion of the compensation payable to CBS Radio by the Issuer shall be variable and shall be adjusted based on: (i) the audience levels delivered by CBS Radio owned and operated radio stations (the "CBS Stations") in the case of Network (not Metro Networks) commercial inventory only and (ii) the Clearance Rate of the CBS Stations with respect to both Network (Westwood) and Metro Networks commercial inventory. The "Clearance Rate" refers to the percentage of commercials broadcast by the CBS Stations in accordance with the terms of the applicable agreements.

         The foregoing description of the Master Agreement does not purport to be complete and is qualified in its entirety by reference to the Master Agreement, a copy of which has been filed as an exhibit to the Issuer's Current Report on Form 8-K filed on October 4, 2007 (the "Westwood 8-K") and is incorporated herein by reference.

         The New Transaction Documents (other than the Master Agreement) are attached as exhibits to the Master Agreement and, except as noted below, shall continue through March 31, 2017, unless earlier terminated by the express terms set forth in the respective agreements. A brief description of such agreements follows:

         o Amended and Restated News Programming Agreement. The Amended and Restated News Programming Agreement extends the existing News Programming Agreement with certain modifications as set forth therein. Under this agreement, CBS Radio agrees to provide the Issuer with specified news programming for use by the Issuer's affiliated radio stations (including CBS Stations) and exclusive national terrestrial radio syndication rights to CBS Radio News. In exchange for the foregoing, the Issuer will pay CBS Radio an annual programming fee ($12,458,268, effective April 1, 2008) for each 12-month period of the term of this agreement, subject to an annual increase as set forth in the agreement

         o Amended and Restated Trademark License Agreement. The Amended and Restated Trademark License Agreement extends the existing Trademark License Agreement with certain modifications as set forth therein. Under this agreement, CBS Radio grants to the Issuer a non-exclusive, fully-paid, royalty-free license to use throughout the United States (i) the name "CBS Radio" and (ii) specified trademarks, logos and service marks in connection with the Issuer's network radio and Metro Networks business and operations as further specified in this agreement.

         o Mutual General Release and Covenant Not to Sue (the "Release"). Under the Release, the Issuer and CBS Radio release each other from all claims as of the Closing Date (except for certain limited matters described in the Release) that in any way relate to or arise out of (i) Management Claims, (ii) Services Claims, (iii) Competition Claims, (iv) Payment Claims, (v) Other Claims Against CBS Radio and (vi) Other Claims Against the Issuer (in each case, as such terms are defined in the Release). The Issuer and CBS Radio further agree that they will not (with certain limited exceptions set forth in the Release) institute or prosecute any lawsuit, action or other proceeding, or induce others to do so against the other party, which in any way arise out of or relate to any released claims.

         o Westwood One Affiliation Agreements for CBS Stations. The Westwood One Affiliation Agreements provide that the Issuer will compensate CBS Stations for broadcasting Network commercials at an agreed upon rate per month, which amount is subject to adjustment based on mutually agreed upon annual increases and the audience level delivered by each CBS Station and the Clearance Rate.

         o Metro Affiliation Agreements (i.e., the Metro Networks Affiliation Agreement for CBS Stations; the News Network Affiliate Agreements for CBS Stations; the Metro Source Network Radio Affiliate Agreements for CBS Stations; and the Traffic Network Affiliate Agreements for CBS Stations (collectively, the "Metro Affiliation Agreements")). The Metro Affiliation Agreements provide that Metro Networks Communications, Inc. ("Metro Networks"), a subsidiary of the Issuer, shall provide CBS Stations with traffic reports and other news and information reports and services as described in such agreements. Under the terms of the Metro Affiliation Agreements, CBS Stations shall broadcast billboards and commercial announcements within, or immediately adjacent to, traffic and information reports broadcast by CBS Stations. As compensation therefor, Metro will pay CBS Radio an agreed upon monthly payment, which payments will escalate on an annual basis pursuant to mutually agreed upon annual increases and adjusted for the Clearance Rate of the CBS Stations.

         o Amended and Restated Technical Services Agreement. The Amended and Restated Technical Services Agreement extends the existing Technical Services Agreement with certain modifications as set forth therein. Under this agreement, CBS Radio agrees to provide to the Issuer certain services including, but not limited to: (i) origination and production of the CBS Radio News and certain other CBS Radio programming, (ii) provision of the services of certain CBS Radio employees and the use of certain CBS Radio facilities as more specifically described in the Agreement and the related leases for such facilities and (iii) provision of access and use rights to software and hardware, consistent with past practice and as more specifically described in the agreement.

         o Lease for 524 W. 57th Street. Under this lease and as more specifically described therein, CBS Radio will continue to lease to the Issuer certain premises in the building located at 524 West 57th Street, New York, New York, known as the CBS Radio Broadcast Center.

         o Lease for 2020 M Street. Under this lease and as more specifically described therein, CBS Radio will continue to lease to the Issuer certain premises in the building located at 2020 M Street, N.W., Washington D.C.

         o Sublease for 2000 M Street. Under this sublease, which is subject to the consent of the building's landlord, CBS Radio will sublease to the Issuer certain offices in premises located at 2000 M Street, N.W., Washington, D.C. This sublease would expire on December 30, 2012.

         o Amended and Restated Registration Rights Agreement. The Registration Rights Agreement extends the existing Registration Rights Agreement with certain modifications as set forth therein. Under this agreement, the Issuer grants to CBS Radio demand and piggy-back registration rights with respect to the Common Shares held by CBS Radio and its subsidiaries (the "Registrable Securities"). CBS Radio has the right to require the Issuer on four separate occasions to register such securities under the Securities Act of 1933, as amended, on Form S-3, or if it is a Well-Known Seasoned Issuer, pursuant to an Automatic Shelf Registration Statement. In addition, if the Issuer determines to register any of its securities, either for its own account or for the account of other security holders, the Issuer is obligated to provide CBS Radio with advance notice of such registration and include in such registration all Registrable Securities requested by CBS Radio, subject to cut-back by the Issuer's underwriters on a proportionate basis with all other security holders entitled to a registration of their securities.

         The foregoing descriptions of the New Transaction Documents (other than the Master Agreement) do not purport to be complete and are qualified in their entirety by reference to such New Transaction Documents, each of which is an exhibit to the Master Agreement and has been filed as a part of an exhibit to the Westwood 8-K and all of which are incorporated herein by reference.

         There is no guarantee that the New Transaction Documents other than the Master Agreement will be entered into by the Issuer and CBS Radio or the approvals required for the execution of such documents will be obtained.

         The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through
(j) of Item 4 of Schedule 13D, other than as set forth in this Item 4; however, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them, subject to any limitations set forth in applicable agreements."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended as follows:

         "The information set forth under Item 4 of this Amendment is incorporated by reference into Item 6. Except as described in Item 4 of the
Schedule 13D, none of the Reporting Persons have entered into or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statements on and amendments to Schedule 13D filed by certain of the Reporting Persons and any of their predecessors."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Master Agreement, dated as of October 2, 2007, by and between CBS Radio Inc. and Westwood One, Inc (incorporated herein by reference to Exhibit No. 2.1 to the Current Report on Form 8-K filed on October 4, 2007 by Westwood One, Inc.).

         2. Joint Filing Agreement, dated April 16, 2007, among CBS Radio Network Inc., CBS Radio Media Corporation, CBS Radio Inc., CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., CBS Corporation, NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (incorporated herein by reference to Exhibit 1 to Amendment No. 6 to the Statement on Schedule 13D filed on April 18, 2007 by the Reporting Persons).

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  October 5, 2007

                                CBS RADIO NETWORK INC.

                                By:   /s/ WALTER BERGER
                                    -------------------------------------------
                                Name:  Walter Berger
                                Title: Executive Vice President and Chief
                                       Financial Officer


                                CBS RADIO MEDIA CORPORATION

                                By:   /s/ WALTER BERGER
                                    -------------------------------------------
                                Name:  Walter Berger
                                Title: Executive Vice President and Chief
                                       Financial Officer


                                CBS RADIO INC.

                                By:   /s/ WALTER BERGER
                                    -------------------------------------------
                                Name:  Walter Berger
                                Title: Executive Vice President and Chief
                                       Financial Officer


                                CBS BROADCASTING INC.

                                By:  /s/ ANGELINE C. STRAKA
                                    -------------------------------------------
                                Name:  Angeline C. Straka
                                Title: Senior Vice President and Secretary


                                WESTINGHOUSE CBS HOLDING COMPANY, INC.

                                By:  /s/ ANGELINE C. STRAKA
                                    -------------------------------------------
                                Name:  Angeline C. Straka
                                Title: Senior Vice President and Secretary


                                CBS CORPORATION

                                By:  /s/ ANGELINE C. STRAKA
                                    -------------------------------------------
                                Name:  Angeline C. Straka
                                Title: Senior Vice President, Deputy General
                                       Counsel and Secretary

                                NAIRI, INC.

                                By:  /s/ SUMNER M. REDSTONE
                                    -------------------------------------------
                                Name:  Sumner M. Redstone
                                Title: Chairman and President


                                NATIONAL AMUSEMENTS, INC.

                                By:  /s/ SUMNER M. REDSTONE
                                    -------------------------------------------
                                Name:  Sumner M. Redstone
                                Title: Chairman and Chief Executive Officer


                                        /s/ SUMNER M. REDSTONE
                                -----------------------------------------------
                                Name:  Sumner M. Redstone
                                       Individually

                                   SCHEDULE I

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                             CBS RADIO NETWORK INC.


DIRECTORS

NAME                   BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION
                                                IN WHICH EMPLOYMENT IS CONDUCTED

Louis J. Briskman      CBS Corporation          Executive Vice President and General Counsel
                       51 West 52nd Street      CBS Corporation
                       New York, NY  10019      51 West 52nd Street
                                                New York, NY  10019

Susan C. Gordon        CBS Corporation          Senior Vice President, Controller and Chief
                       51 West 52nd Street      Accounting Officer
                       New York, NY 10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Joseph R. Ianniello    CBS Corporation          Senior Vice President, Finance and Treasurer
                       51 West 52nd Street      CBS Corporation
                       New York, NY  10019      51 West 52nd Street
                                                New York, NY  10019

Fredric G. Reynolds    CBS Corporation          Executive Vice President and Chief
                       51 West 52nd Street      Financial Officer
                       New York, NY 10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

EXECUTIVE OFFICERS

NAME                   BUSINESS ADDRESS         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION
                                                IN WHICH EMPLOYMENT IS CONDUCTED

Dan Mason              CBS Radio Inc.           President and Chief Executive Officer
President and Chief    1515 Broadway            CBS Radio Inc.
Executive Officer      New York, NY  10036      1515 Broadway
                                                New York, NY  10036

Anthony G. Ambrosio    CBS Corporation          Executive Vice President, Human Resources
Executive Vice         51 West 52nd Street      and Administration
President, Human       New York, NY  10019      CBS Corporation
Resources and                                   51 West 52nd Street
Administration                                  New York, NY  10019

Louis J. Briskman      CBS Corporation          Executive Vice President and General Counsel
Executive Vice         51 West 52nd Street      CBS Corporation
President and          New York, NY  10019      51 West 52nd Street
Assistant Secretary                             New York, NY  10019

Fredric G. Reynolds    CBS Corporation          Executive Vice President and Chief
Executive Vice         51 West 52nd Street      Financial Officer
President and          New York, NY  10019      CBS Corporation
Assistant Secretary                             51 West 52nd Street
                                                New York, NY  10019




                                 Page 18 of 36

                                   SCHEDULE I
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                             CBS RADIO NETWORK INC.

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION
                                                IN WHICH EMPLOYMENT IS CONDUCTED

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
Senior Vice President 51 West 52nd Street       CBS Corporation
and Treasurer         New York, NY 10019        51 West 52nd Street
                                                New York, NY  10019

Martin D. Franks      CBS Corporation           Executive Vice President, Planning, Policy
Executive Vice        51 West 52nd Street       and Government Relations
President             New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Walter Berger         CBS Radio Inc.            Executive Vice President and Chief
Executive Vice        1515 Broadway             Financial officer
President and Chief   New York, NY 10036        CBS Radio Inc.
Financial Officer                               1515 Broadway
                                                New York, NY 10036

Angeline C. Straka    CBS Corporation           Senior Vice President, Deputy General
Senior Vice           51 West 52nd Street       Counsel and Secretary
President and         New York, NY  10019       CBS Corporation
Secretary                                       51 West 52nd Street
                                                New York, NY  10019

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
Senior Vice           51 West 52nd Street       Accounting Officer
President and         New York, NY  10019       CBS Corporation
Controller                                      51 West 52nd Street
                                                New York, NY  10019

Richard M. Jones      CBS Corporation           Senior Vice President and General Tax
Senior Vice           51 West 52nd Street       Counsel
President and         New York, NY  10019       CBS Corporation
General Tax Counsel                             51 West 52nd Street
                                                New York, NY  10019







                                 Page 19 of 36

                                   SCHEDULE II

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                           CBS RADIO MEDIA CORPORATION

DIRECTORS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
                      51 West 52nd Street       CBS Corporation
                      New York, NY 10019        51 West 52nd Street
                                                New York, NY  10019

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
                      51 West 52nd Street       Accounting Officer
                      New York, NY 10019        CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
                      51 West 52nd Street       CBS Corporation
                      New York, NY 10019 51     West 52nd Street
                                                New York, NY  10019

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
                      51 West 52nd Street       Officer
                      New York, NY 10019        CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Dan Mason             CBS Radio Inc.            President and Chief Executive Officer
President and Chief   1515 Broadway             CBS Radio Inc.
Executive Officer     New York, NY  10036       1515 Broadway
                                                New York, NY  10036

Anthony G. Ambrosio   CBS Corporation           Executive Vice President, Human Resources
Executive Vice        51 West 52nd Street       and Administration
President, Human      New York, NY  10019       CBS Corporation
Resources and                                   51 West 52nd Street
Administration                                  New York, NY  10019

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
Executive Vice        51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
Assistant Secretary                             New York, NY  10019








                                 Page 20 of 36

                                   SCHEDULE II
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                           CBS RADIO MEDIA CORPORATION

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Martin D. Franks      CBS Corporation           Executive Vice President, Planning, Policy
Executive Vice        51 West 52nd Street       and Government Relations
President             New York, NY 10019        CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
Executive Vice        51 West 52nd Street       Officer
President and         New York, NY  10019       CBS Corporation
Assistant Secretary                             51 West 52nd Street
                                                New York, NY  10019

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
Senior Vice President 51 West 52nd Street       CBS Corporation
and Treasurer         New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Walter Berger         CBS Radio Inc.            Executive Vice President and Chief Financial
Executive Vice        1515 Broadway             officer
President and Chief   New York, NY 10036        CBS Radio Inc.
Financial Officer                               1515 Broadway
                                                New York, NY 10036

Angeline C. Straka    CBS Corporation           Senior Vice President, Deputy General
Senior Vice President 51 West 52nd Street       Counsel and Secretary
and Secretary         New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
Senior Vice President 51 West 52nd Street       Accounting Officer
and Controller        New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Richard M. Jones      CBS Corporation           Senior Vice President and General Tax Counsel
Senior Vice President 51 West 52nd Street       CBS Corporation
and General Tax       New York, NY  10019       51 West 52nd Street
Counsel                                         New York, NY  10019



                                 Page 21 of 36

                                  SCHEDULE III

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                                 CBS RADIO INC.

DIRECTORS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
                      51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
                      51 West 52nd Street       Accounting Officer
                      New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
                      51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
                      51 West 52nd Street       Officer
                      New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Dan Mason             CBS Radio Inc.            President and Chief Executive Officer
President and         1515 Broadway             CBS Radio Inc.
Chief Executive       New York, NY  10036       1515 Broadway
Officer                                         New York, NY  10036

Anthony G. Ambrosio   CBS Corporation           Executive Vice President, Human Resources and
Executive Vice        51 West 52nd Street       Administration
President, Human      New York, NY  10019       CBS Corporation
Resources and                                   51 West 52nd Street
Administration                                  New York, NY  10019

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
Executive Vice        51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
Assistant                                       New York, NY  10019
Secretary

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
Executive Vice        51 West 52nd Street       Officer
President and         New York, NY  10019       CBS Corporation
Assistant Secretary                             51 West 52nd Street
                                                New York, NY  10019



                                  Page 22 of 36

                                  SCHEDULE III
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                                 CBS RADIO INC.

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
Senior Vice           51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
Treasurer                                       New York, NY  10019

Walter Berger         CBS Radio Inc.            Executive Vice President and Chief Financial
Executive Vice        1515 Broadway             Officer
President and         New York, NY 10036        CBS Radio Inc.
Chief Financial                                 1515 Broadway
Officer                                         New York, NY 10036

Martin D. Franks      CBS Corporation           Executive Vice President, Planning, Policy and
Executive Vice        51 West 52nd Street       Government Relations
President             New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Angeline C. Straka    CBS Corporation           Senior Vice President, Deputy General Counsel
Senior Vice           51 West 52nd Street       and Secretary
President and         New York, NY  10019       CBS Corporation
Secretary                                       51 West 52nd Street
                                                New York, NY  10019

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
Senior Vice           51 West 52nd Street       Accounting Officer
President and         New York, NY  10019       CBS Corporation
Controller                                      51 West 52nd Street
                                                New York, NY  10019

Richard M. Jones      CBS Corporation           Senior Vice President and General Tax Counsel
Senior Vice           51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
General Tax Counsel                             New York, NY  10019





                                 Page 23 of 36

                                   SCHEDULE IV

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                              CBS BROADCASTING INC.

DIRECTORS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
                      51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
                      51 West 52nd Street       Accounting Officer
                      New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
                      51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
                      51 West 52nd Street       Officer
                      New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Leslie Moonves        CBS Corporation           President and Chief Executive Officer
President             51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Anthony G. Ambrosio   CBS Corporation           Executive Vice President, Human Resources and
Executive Vice        51 West 52nd Street       Administration
President, Human      New York, NY  10019       CBS Corporation
Resources and                                   51 West 52nd Street
Administration                                  New York, NY  10019

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
Executive Vice        51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
Assistant Secretary                             New York, NY  10019






                                 Page 24 of 36

                                   SCHEDULE IV
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                              CBS BROADCASTING INC.

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Martin D. Franks      CBS Corporation           Executive Vice President, Planning, Policy and
Executive Vice        51 West 52nd Street       Government Relations
President             New York, NY 10019        CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Harry Isaacs          CBS Broadcasting Inc.     Senior Vice President, Industrial Relations
Executive Vice        7800 Beverly Boulevard    CBS Broadcasting Inc.
President             Los Angeles, CA  90036    51 West 52nd Street
                                                New York, NY  10019

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
Executive Vice        51 West 52nd Street       Officer
President             New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Jonathan H.           CBS Broadcasting Inc.     Executive Vice President and General Counsel
Anschell              7800 Beverly Boulevard    CBS Broadcasting Inc.
Executive Vice        Los Angeles, CA  90036    51 West 52nd Street
President, General                              New York, NY  10019
Counsel and
Assistant Secretary

Sean McManus          CBS News and Sports       President, CBS News and Sports
Executive Vice        51 West 52nd Street       CBS Corporation
President             New York, NY 10019        51 West 52nd Street
                                                New York, NY 10019

Armando Nunez         CBS Paramount             President, CBS Paramount International
Executive Vice        International             Television
President             Television                CBS Corporation
                      5555 Melrose Avenue       5555 Melrose Avenue
                      Los Angeles, CA 90038     Los Angeles, CA 90038

Bruce C. Taub         CBS Television            Executive Vice President Operations, CFO, CBS
Executive Vice        51 West 52nd Street       Television
President and         New York, NY 10019        CBS Corporation
Chief Financial                                 51 West 52nd Street
Officer                                         New York, NY 10019

Nancy Tellem          CBS Paramount Network     President
Executive Vice        Television                CBS Paramount Network Television Entertainment
President             Entertainment Group       Group
                      7800 Beverly Boulevard    7800 Beverley Boulevard
                      Los Angeles, CA 90036     Los Angeles, CA 90036




                                 Page 25 of 36

                                   SCHEDULE IV
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                              CBS BROADCASTING INC.

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
Senior Vice           51 West 52nd Street       Accounting Officer
President and         New York, NY 10019        CBS Corporation
Controller                                      51 West 52nd Street
                                                New York, NY  10019

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
Senior Vice           51 West 52nd Street       CBS Corporation
President and         New York, NY 10019        51 West 52nd Street
Treasurer                                       New York, NY  10019

Richard M. Jones      CBS Corporation           Senior Vice President and General Tax Counsel
Senior Vice           51 West 52nd Street       CBS Corporation
President and         New York, NY 10019        51 West 52nd Street
General Tax Counsel                             New York, NY  10019

Angeline C. Straka    CBS Corporation           Senior Vice President, Deputy General Counsel
Senior Vice           51 West 52nd Street       and Secretary
President and         New York, NY 10019        CBS Corporation
Secretary                                       51 West 52nd Street
                                                New York, NY  10019











                                 Page 26 of 36

                                   SCHEDULE V

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                     WESTINGHOUSE CBS HOLDING COMPANY, INC.

DIRECTORS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
                      51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
                      51 West 52nd Street       Accounting Officer
                      New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
                      51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
                      51 West 52nd Street       Officer
                      New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Leslie Moonves        CBS Corporation           President and Chief Executive Officer
Chairman              51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
President             51 West 52nd Street       Officer
                      New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Anthony G. Ambrosio   CBS Corporation           Executive Vice President, Human Resources and
Executive Vice        51 West 52nd Street       Administration
President, Human      New York, NY  10019       CBS Corporation
Resources and                                   51 West 52nd Street
Administration                                  New York, NY  10019





                                 Page 27 of 36

                                   SCHEDULE V
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                     WESTINGHOUSE CBS HOLDING COMPANY, INC.

EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
Executive Vice        51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
Assistant Secretary                             New York, NY  10019

Jonathan H.           CBS Broadcasting Inc.     Executive Vice President and General Counsel
Anschell              7800 Beverly Boulevard    CBS Broadcasting Inc.
Executive Vice        Los Angeles, CA  90036    51 West 52nd Street
President, General                              New York, NY  10019
Counsel and
Assistant Secretary

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
Senior Vice           51 West 52nd Street       Accounting Officer
President             New York, NY  10019       CBS Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
Senior Vice           51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
Treasurer                                       New York, NY  10019

Richard M. Jones      CBS Corporation           Senior Vice President and General Tax Counsel
Senior Vice           51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
General Tax Counsel                             New York, NY  10019

Angeline C. Straka    CBS Corporation           Senior Vice President, Deputy General Counsel
Senior Vice           51 West 52nd Street       and Secretary
President and         New York, NY  10019       CBS Corporation
Secretary                                       51 West 52nd Street
                                                New York, NY  10019





                                 Page 28 of 36

                                   SCHEDULE VI

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                                 CBS CORPORATION

DIRECTORS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Sumner M. Redstone    CBS Corporation           Executive Chairman of the Board of CBS
                      1515 Broadway             Corporation, Chairman and Chief
                      New York, NY 10036        Executive Officer of National
                                                Amusements, Inc. and Chairman and
                                                President of NAIRI, Inc.
                                                CBS Corporation
                                                1515 Broadway
                                                New York, NY 10036

David R. Andelman     Lourie and Cutler, P.C.   Attorney
                      60 State Street           Lourie and Cutler, P.C.
                      Boston, MA  02109         60 State Street
                                                Boston, MA  02109

Joseph A. Califano    The National Center on    Chairman and President
Jr.                   Addiction and             The National Center on Addiction and
                      Substance Abuse at        Substance Abuse at Columbia University
                      Columbia University       633 Third Avenue, 19th Floor
                      633 Third Avenue, 19th    New York, NY  10017
                      Floor
                      New York, NY  10017

William S. Cohen      The Cohen Group           Chairman and Chief Executive Officer
                      1200 19th Street, N.W.    The Cohen Group
                      Suite 400                 1200 19th Street, N.W.
                      Washington, D.C.  20036   Suite 400
                                                Washington, D.C.  20036

Gary L. Countryman    Liberty Mutual            Chairman Emeritus
                      175 Berkeley Street       Liberty Mutual
                      Boston, MA  02116         175 Berkeley Street
                                                Boston, MA  02116

Charles K. Gifford    Bank of America           Chairman Emeritus
                      100 Federal Street        Bank of America
                      Boston, MA 02110 100      Federal Street
                                                Boston, MA 02110

Leonard Goldberg      Mandy Films               President
                      9201 Wilshire             Mandy Films
                      Boulevard, Suite 206      9201 Wilshire Boulevard, Suite 206
                      Beverly Hills, CA 90210   Beverly Hills, CA 90210




                                 Page 29 of 36

                                   SCHEDULE VI
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                                 CBS CORPORATION

DIRECTORS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION
                                                IN WHICH EMPLOYMENT IS CONDUCTED

Bruce S. Gordon       c/o CBS Corporation       Retired Verizon Executive; Former President and
                      51 West 52nd Street       Chief Executive Officer of National
                      New York, NY 10019        Association for the Advancement of Colored
                                                People
                                                c/o CBS Corporation
                                                51 West 52nd Street
                                                New York, NY 10019

Linda M. Griego       Griego Enterprises,       President and Chief Executive Officer
                      Inc.                      Griego Enterprises, Inc.
                      644 South Figueroa        644 South Figueroa Street
                      Street                    Los Angeles, CA  90017
                      Los Angeles, CA  90017

Arnold Kopelson       Kopelson Entertainment    Co-Chairman & President
                      1900 Avenue of the        Kopelson Entertainment
                      Stars, Suite 500          1900 Avenue of the Stars, Suite 500
                      Los Angeles, CA 90067     Los Angeles, CA 90067

Doug Morris           Universal Music Group     Chairman & CEO
                      1755 Broadway             1755 Broadway
                      7th Floor                 7th Floor
                      New York, NY  10019       New York, NY  10019

Leslie Moonves        CBS Corporation           President and Chief Executive Officer
                      51 West 52nd Street       CBS Corporation
                      New York, NY  10019       51 West 52nd Street
                                                New York, NY  10019

Shari E. Redstone     National Amusements,      President of National Amusements, Inc. and
                      Inc.                      Executive Vice President of NAIRI, Inc.
                      200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Frederic V. Salerno   CBS Corporation           Retired
                      51 West 52nd Street       Not Applicable
                      New York, NY  10019




                                 Page 30 of 36

                                   SCHEDULE VI
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                                 CBS CORPORATION


EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Sumner M. Redstone    CBS Corporation           Executive Chairman of the Board of CBS
Executive Chairman    1515 Broadway             Corporation, Chairman and Chief Executive
of the Board          New York, NY 10036        Officer of National Amusements, Inc. and
                                                Chairman and President of NAIRI, Inc.
                                                CBS Corporation
                                                1515 Broadway
                                                New York, NY 10036

Leslie Moonves        CBS Corporation           President and Chief Executive Officer
President and         51 West 52nd Street       CBS Corporation
Chief Executive       New York, NY  10019       51 West 52nd Street
Officer                                         New York, NY  10019

Anthony G. Ambrosio   CBS Corporation           Executive Vice President, Human Resources and
Executive Vice        51 West 52nd Street       Administration
President, Human      New York, NY  10019       CBS Corporation
Resources and                                   51 West 52nd Street
Administration                                  New York, NY  10019

Louis J. Briskman     CBS Corporation           Executive Vice President and General Counsel
Executive Vice        51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
General Counsel                                 New York, NY  10019

Martin D. Franks      CBS Corporation           Executive Vice President, Planning, Policy and
Executive Vice        51 West 52nd Street       Government Relations
President,            New York, NY  10019       CBS Corporation
Planning, Policy                                51 West 52nd Street
and Government                                  New York, NY  10019
Relations

Susan C. Gordon       CBS Corporation           Senior Vice President, Controller and Chief
Senior Vice           51 West 52nd Street       Accounting Officer
President,            New York, NY  10019       CBS Corporation
Controller and                                  51 West 52nd Street
Chief Accounting                                New York, NY  10019
Officer





                                 Page 31 of 36

                                   SCHEDULE VI
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                                 CBS CORPORATION


EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION IN
                                                WHICH EMPLOYMENT IS CONDUCTED

Joseph R. Ianniello   CBS Corporation           Senior Vice President, Finance and Treasurer
Senior Vice           51 West 52nd Street       CBS Corporation
President, Finance    New York, NY 10019        51 West 52nd Street
and Treasurer         New York, NY 10019

Richard M. Jones      CBS Corporation           Senior Vice President and General Tax Counsel
Senior Vice           51 West 52nd Street       CBS Corporation
President and         New York, NY  10019       51 West 52nd Street
General Tax Counsel                             New York, NY  10019

Fredric G. Reynolds   CBS Corporation           Executive Vice President and Chief Financial
Executive Vice        51 West 52nd Street       Officer
President and         New York, NY  10019       CBS Corporation
Chief Financial                                 51 West 52nd Street
Officer                                         New York, NY  10019

Gil Schwartz          CBS Corporation           Executive Vice President, Corporate
Executive Vice        51 West 52nd Street       Communications
President,            New York, NY  10019       CBS Corporation
Corporate                                       51 West 52nd Street
Communications                                  New York, NY  10019

Martin M. Shea        CBS Corporation           Executive Vice President, Investor Relations
Executive Vice        51 West 52nd Street       CBS Corporation
President,            New York, NY  10019       51 West 52nd Street
Investor Relations                              New York, NY  10019

Angeline C. Straka    CBS Corporation           Senior Vice President, Deputy General Counsel
Senior Vice           51 West 52nd Street       and Secretary
President, Deputy     New York, NY  10019       CBS Corporation
General Counsel                                 51 West 52nd Street
and Secretary                                   New York, NY  10019





                                 Page 32 of 36

                                  SCHEDULE VII

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                                   NAIRI, INC.

DIRECTORS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION
                                                IN WHICH EMPLOYMENT IS CONDUCTED

George S. Abrams      Winer & Abrams            Attorney
                      60 State Street           Winer & Abrams
                      Boston, MA  02109         60 State Street
                                                Boston, MA  02109

David R. Andelman     Lourie and Cutler, P.C.   Attorney
                      60 State Street           Lourie and Cutler, P.C.
                      Boston, MA  02109         60 State Street
                                                Boston, MA  02109

Philippe P. Dauman    Viacom Inc.               President and Chief Executive Officer
                      1515 Broadway             Viacom Inc.
                      New York, NY 10036        1515 Broadway
                                                New York, NY 10036

Shari E. Redstone     National Amusements,      President of National Amusements, Inc. and
                      Inc.                      Executive Vice President of NAIRI, Inc.
                      200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Sumner M. Redstone    National Amusements,      Executive Chairman of the Board of CBS
                      Inc.                      Corporation, Chairman and Chief Executive
                      200 Elm Street            Officer of National Amusements, Inc. and
                      Dedham, MA  02026         Chairman and President of NAIRI, Inc.
                                                National Amusements, Inc.
                                                200 Elm Street
                                                Dedham, MA  02026









                                 Page 33 of 36

                                  SCHEDULE VII
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                                   NAIRI, INC.


EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION
                                                IN WHICH EMPLOYMENT IS CONDUCTED

Sumner M. Redstone    National Amusements,      Executive Chairman of the Board of CBS
Chairman and          Inc.                      Corporation, Chairman and Chief Executive
President             200 Elm Street            Officer of National Amusements, Inc. and
                      Dedham, MA  02026         Chairman and President of NAIRI, Inc.
                                                National Amusements, Inc.
                                                200 Elm Street
                                                Dedham, MA  02026

Shari E. Redstone     National Amusements,      President of National Amusements, Inc. and
Executive Vice        Inc.                      Executive Vice President of NAIRI, Inc.
President             200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Jerome Magner         National Amusements,      Vice President and Treasurer of National
Vice President and    Inc.                      Amusements, Inc. and NAIRI, Inc.
Treasurer             200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Richard Sherman       National Amusements,      Vice President of National Amusements, Inc.
Vice President and    Inc.                      and NAIRI, Inc.
Assistant Secretary   200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Tilly Berman          National Amusements,      Secretary
Secretary             Inc.                      National Amusements, Inc.
                      200 Elm Street            200 Elm Street
                      Dedham, MA  02026         Dedham, MA  02026




                                 Page 34 of 36

                                  SCHEDULE VIII

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                            NATIONAL AMUSEMENTS, INC.

DIRECTORS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION
                                                IN WHICH EMPLOYMENT IS CONDUCTED

George S. Abrams      Winer & Abrams            Attorney
                      60 State Street           Winer & Abrams
                      Boston, MA  02109         60 State Street
                                                Boston, MA  02109

David R. Andelman     Lourie and Cutler, P.C.   Attorney
                      60 State Street           Lourie and Cutler, P.C.
                      Boston, MA  02109         60 State Street
                                                Boston, MA  02109

Philippe P. Dauman    Viacom Inc.               President and Chief Executive Officer
                      1515 Broadway             Viacom Inc.
                      New York, NY 10036        1515 Broadway
                                                New York, NY 10036

Shari E. Redstone     National Amusements,      President of National Amusements, Inc. and
                      Inc.                      Executive Vice President of NAIRI, Inc.
                      200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Sumner M. Redstone    National Amusements,      Executive Chairman of the Board of CBS
                      Inc.                      Corporation, Chairman and Chief Executive
                      200 Elm Street            Officer of National Amusements, Inc. and
                      Dedham, MA  02026         Chairman and President of NAIRI, Inc.
                                                National Amusements, Inc.
                                                200 Elm Street
                                                Dedham, MA  02026









                                 Page 35 of 36

                                  SCHEDULE VIII
                                   (CONTINUED)

           NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
              EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF

                            NATIONAL AMUSEMENTS, INC.


EXECUTIVE OFFICERS

NAME                  BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                                                NAME AND PRINCIPAL ADDRESS OF CORPORATION
                                                IN WHICH EMPLOYMENT IS CONDUCTED

Sumner M. Redstone    National Amusements,      Executive Chairman of the Board of CBS
Chairman and Chief    Inc.                      Corporation, Chairman and Chief Executive
Executive Officer     200 Elm Street            Officer of National Amusements, Inc. and
                      Dedham, MA  02026         Chairman and President of NAIRI, Inc.
                                                National Amusements, Inc.
                                                200 Elm Street
                                                Dedham, MA  02026

Shari E. Redstone     National Amusements,      President of National Amusements, Inc. and
President             Inc.                      Executive Vice President of NAIRI, Inc.
                      200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Jerome Magner         National Amusements,      Vice President and Treasurer of National
Vice President and    Inc.                      Amusements, Inc. and NAIRI, Inc.
Treasurer             200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Richard Sherman       National Amusements,      Vice President of National Amusements, Inc.
Vice President and    Inc.                      and NAIRI, Inc.
Assistant Secretary   200 Elm Street            National Amusements, Inc.
                      Dedham, MA  02026         200 Elm Street
                                                Dedham, MA  02026

Tilly Berman          National Amusements,      Secretary
Secretary             Inc.                      National Amusements, Inc.
                      200 Elm Street            200 Elm Street
                      Dedham, MA  02026         Dedham, MA  02026






                                 Page 36 of 36